Blue Ridge Real Estate Company

Route 940 and Moseywood Road

Blakeslee, Pennsylvania 18610

September 18, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549-4720

Attn:    Tom Kluck

Re:

Blue Ridge Real Estate Company

Registration Statement on Form S-4

Filed August 30, 2013

File No. 333-190924

Dear Mr. Kluck:

Blue Ridge Real Estate Company (the “Company”) sets forth below its response to the letter dated September 16, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S-4, File No. 333-190924 (the “Registration Statement”) filed with the Commission on August 30, 2013 (the “Initial Filing”).  The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions made to the Initial Filing in response to the Comment Letter, and to reflect certain additional information.  An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

1.

Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has included in Amendment No. 1 financial statements in accordance with Rule 3-12 of Regulation S-X. Such financial statements include unaudited combined financial statements of the Company and Big Boulder Corporation (“Big Boulder” and, together with the Company, the “Companies”) as of July 31, 2013 and 2012, and for the three and nine months ended July 31, 2013 and 2012.

2.   It appears that this is an offering under Rule 145(a)(1)(viii) of the Securities Act. Please include the undertakings set forth in Item 512(a) of Regulation S-K.

In response to the Staff’s comment, the Company has included in Amendment No. 1 the applicable undertakings set forth in Item 512(a) of Regulation S-K.

3.

Please revise to identify who is signing in their capacity as the controller or principal accounting officer. Refer to Instruction 1 to Signatures of Form S-4.

In response to the Staff’s comment, the Company has clarified in Amendment No. 1 that Cynthia A. Van Horn, Chief Financial Officer and Treasurer of the Company, signed Amendment No. 1 in her capacity as both the Principal Financial Officer and the Principal Accounting Officer of the Company.

* * * * * * * * * * * * * * * * * * * * * * * * * * *

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company.  Should the Company request acceleration of the effective date of the Registration Statement, the Company will provide the Commission with a written statement acknowledging the following:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii) the Company may not and will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to the undersigned at (570) 443-8433.

Sincerely,

Bruce Beaty

President and Chief Executive Officer

Blue Ridge Real Estate Company

cc:   Joanne R. Soslow, Esquire ( Morgan, Lewis & Bockius LLP)